Exhibit 99.1

To the shareholders of ADC Therapeutics SA

Invitation to the Annual General Meeting

Date and Time: Thursday, June 10, 2021, at 8:00 a.m. CEST / 2:00 p.m. EDT

Location: Headquarters of ADC Therapeutics SA, Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland (no physical shareholder attendance)

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Dear Shareholders,

2020 was a transformational year for ADC Therapeutics as we made remarkable progress across many aspects of the business and positioned ourselves for commercial success. Highlights include the first regulatory submission for our lead clinical program loncastuximab tesirine (Lonca), the successful completion of our initial public offering and the strategic growth of the company worldwide. I am very proud of our achievements, especially considering the challenges presented by the COVID-19 pandemic. I would like to thank our committed employees and the dedicated physicians and patients involved in our clinical trials for their tremendous efforts and contributions.

If it is approved by the FDA, we will be ready to launch our first product - Lonca. We brought on an accomplished senior commercial leader who immediately set her sights on the most talented and experienced commercial representatives in hematology/oncology. Chief Commercial Officer Jennifer Herron has assembled a very strong team of experienced hematology therapeutic specialists who are well connected to key hematologist/oncologists and their colleagues. In this COVID-19 environment, our teams are trained and prepared to optimize customer engagement with a hybrid approach and strong digital support depending on local guidelines as well as customer preference.

Lonca, a CD-19 targeted antibody drug conjugate (ADC) for the treatment of patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), has a differentiated product profile that will make it an attractive choice for physicians and patients. In our pivotal Phase 2 trial, Lonca demonstrated significant single-agent activity, a manageable safety profile, and consistent overall response rates across the broad patient population, highlighting its potential to fill a significant unmet need in the DLBCL market. The results of this pivotal trial were the basis of the Biologics License Application (BLA) submission to the U.S. Food and Drug Administration (FDA) in September 2020. This BLA submission has been granted priority review with a PDUFA target date of May 21, 2021.

Beyond third-line DLBCL, we believe Lonca has the potential to expand into additional indications and earlier lines of therapy. In July 2020, we initiated the pivotal Phase 2 portion of the LOTIS 3 trial of Lonca in combination with ibrutinib for the treatment of patients with relapsed or refractory DLBCL or Mantle Cell Lymphoma (MCL). We also continue to enroll patients in a confirmatory Phase 3 trial of Lonca in combination with rituximab in second-line transplant-ineligible patients with DLBCL. Additionally, we plan to initiate a dose escalation study for Lonca

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in front-line patients in combination with R-CHOP. Finally, we are initiating a pivotal Phase 2 trial in relapsed or refractory follicular lymphoma in the first half of 2021.

Our second lead program is camidanlumab tesirine (Cami), a PBD-based ADC targeting CD25. We continue to advance this program in both Hodgkin lymphoma (HL) and in solid tumor indications. We presented the interim results of the phase 2 pivotal trial in HL at the American Society of Hematology annual meeting, which demonstrated significant single-agent clinical activity in a heavily-pretreated patient population. The pivotal phase 2 trial in relapsed or refractory HL is fully enrolled, and we expect to have additional interim data in the first half of this year. Based on encouraging preclinical data, we also believe Cami may have potential benefit in solid tumors. To that end, we are exploring Cami in a Phase 1b trial in solid tumors in combination with pembrolizumab. Beyond Lonca and Cami, we have a broad portfolio, with two early clinical programs in hematology and solid tumors, an Investigational New Drug (IND) application is planned this year for a novel ADC targeting KAAG1 in solid tumors and an early research pipeline of six additional programs in pre-clinical development.

2020 was also a significant year in terms of the evolution of the company. In May 2020, we successfully completed our initial public offering and secured a convertible credit facility, with a follow-on public offering completed in September. The capital raised gives us a strong balance sheet and will allow us to fund the development of our promising clinical programs. As for other business initiatives, to expand our global reach, we formed Overland ADCT BioPharma to develop and commercialize Lonca and three other pipeline assets in Greater China and Singapore.

As ADC Therapeutics expands its commercial prospects, we have made key appointments to the company’s management team and Board of Directors to maximize our potential. Ron Squarer joined us as Chairman of the Board of Directors and an advisor to the company, Victor Sandor joined the Board of Directors and two veteran pharmaceutical executives joined our leadership team – Jennifer Creel as Chief Financial Officer and Joseph Camardo as Head of Medical Affairs.

Looking to 2021, our key objectives are clear. We are prepared to launch Lonca, if approved, thanks to the dedication of our clinical, regulatory and manufacturing teams. At the same time, we are focused on advancing our other clinical programs for Lonca to expand its use, and also Cami and our other pipeline assets using our proprietary highly targeted ADC technology.

In the attached, you find the Invitation to our 2021 Annual General Meeting, our first general meeting of shareholders as a public company. The continuing exceptional circumstances of the COVID-19 pandemic do not allow us to hold our 2021 Annual General Meeting with shareholders attending in person. The Board of Directors very much regrets that this important event cannot be held in person. We thank you for your understanding and look forward to your personal participation when circumstances permit in the future.

We sincerely thank you for your continued support as we execute on our mission of delivering unique targeted cancer therapies to transform the lives of patients and their families.

Chris Martin, Chief Executive Officer

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Important notice regarding COVID-19

Unfortunately, the continuing exceptional circumstances of the COVID-19 pandemic do not allow us to hold our 2021 Annual General Meeting with shareholders attending in person.

On September 11, 2020, the Swiss Federal Council extended COVID-19 Ordinance 3 until December 31, 2021. In accordance with these regulations, shareholders will not be permitted to be physically present, and may exercise their rights at our 2021 Annual General Meeting exclusively by sending voting instructions to the Independent Proxy. See the “Organizational Information” section at the end of this document for more detail.

We take the safety of our shareholders, directors, officers, employees and service providers very seriously, and hope you understand the need for these measures.

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Agenda and Proposals of the Board of Directors

1.	2020 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports

The Board of Directors proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the fiscal year 2020 be approved, and that the Auditors’ Reports be acknowledged.

2.	Discharge of the members of the Board of Directors and the Executive Committee

The Board of Directors proposes that the members of the Board of Directors and the Executive Committee be discharged from liability for the fiscal year 2020.

3.	Appropriation of 2020 Financial Result

The Board of Directors proposes that the loss of the Company be carried forward as follows:

Loss carried forward from the year 2019	CHF 441,964,703
Loss for the year 2020	CHF 203,373,041
Loss to be carried forward	CHF 645,337,744

4.	Increase and Renewal of Authorized Share Capital

The Board of Directors proposes to increase and renew the Company’s Authorized Share Capital by CHF 1,170,800, by amending Article 4a, Paragraph 1 of the Articles of Association as follows (the proposed amendments are underlined):

“The Board of Directors shall be authorized to increase the share capital at any time, including in connection with an intended takeover, until June 9, 2023, by a maximum amount of CHF 3,130,800 by issuing a maximum of 39,135,000 fully paid in registered shares with a par value of CHF 0.08 each. Increases in partial amounts shall be permissible.”

Explanations

The Board of Directors proposes to replenish and top up existing authorized share capital. Under Swiss law, shareholders may authorize the Board of Directors to issue new shares at its discretion up to a maximum of 50% of the existing share capital within a period of two years. The Company launched a successful IPO and follow-on offering in 2020, utilizing a portion of its authorized share capital. The purpose of this proposal is to replenish the authorized share capital to permissible levels, allowing the Company to maintain a reasonable level of financial flexibility and to preserve authorized share capital for potential future financings or other opportunities.

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5.	Amendments to Articles of Association

The Board of Directors has nominated Viviane Monges as new member of the Board of Directors (see agenda item 6.12). To enable her election, the maximum number of directors set forth in the current Articles of Association must be increased from eleven to twelve.

The Board of Directors proposes that Article 15 of the Articles of Association be amended to increase the maximum size of the Board of Directors as follows (the proposed amendment is underlined):

“The Board of Directors shall consist of not fewer than 3 and not more than 12 members.”

6.	Re-election of the Chairman; election and re-election of the Members of the Board of Directors

The term of office for the Chairman and all members of the Board of Directors expires at the end of the 2021 Annual General Meeting. The Board of Directors proposes re-election of the current members of the Board of Directors, including the Chairman, for a term of office until completion of the 2022 Annual General Meeting.

The Board of Directors further proposes to elect Viviane Monges as a new member of the Board of Directors.

Information on the professional background of the Chairman and the other current members of the Board of Directors can be found in our 2020 Annual Report and at https://adctherapeutics.com/our-board-of-directors/. Information on the professional background of Viviane Monges can be found below under agenda item 6.12.

6.1	Re-election of Ron Squarer (as Chairman and member of the Board)

6.2	Re-election of Peter B. Corr

6.3	Re-election of Stephen Evans-Freke

6.4	Re-election of Michael Forer

6.5	Re-election of Peter Hug

6.6	Re-election of Christopher Martin

6.7	Re-election of Thomas Pfisterer

6.8	Re-election of Thomas Rinderknecht

6.9	Re-election of Tyrell Rivers

6.10	Re-election of Victor Sandor

6.11	Re-election of Jacques Theurillat

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6.12	Election of Viviane Monges

The Board of Directors proposes to elect Viviane Monges as a new member of the Board of Directors for a term of office until completion of the 2022 Annual General Meeting.

The Board of Directors intends to name Ms. Monges, if elected, as a member of the Audit Committee.

Biographical Information: From 2015 to 2017, Viviane Monges served as Vice President, Finance and Control at Nestlé. Previously, Ms. Monges was Group Chief Financial Officer at Galderma, Global CFO of the OTC Division of Novartis and has held senior leadership positions at Novartis, Pfizer/Wyeth Pharmaceuticals. Ms. Monges serves on the board of directors of DBV Technologies, Novo Holdings, Voluntis, Idorsia and UCB. She holds a BA and an MBA in Finance and Public Administration from the École Supérieure de Commerce de Paris.

7.	Re-election of the members of the Compensation Committee

The Board of Directors proposes the re-election of Peter B. Corr, Stephen Evans-Freke and Peter Hug as members of the Compensation Committee, each for a term of office until completion of the 2022 Annual General Meeting, subject to their re-election as members of the Board of Directors. The Board of Directors intends to re-appoint Peter Hug, if re-elected, as Chairman of the Compensation Committee.

7.1	Re-election of Peter B. Corr

7.2	Re-election of Stephen Evans-Freke

7.3	Re-election of Peter Hug

8.	Re-election of the Independent Proxy

The Board of Directors proposes to re-elect Martin Habs, Esq., notary public, in Lausanne, Switzerland, as Independent Proxy for a term of office until completion of the 2022 Annual General Meeting.

9.	Re-election of the Statutory Auditor

The Board of Directors proposes to re-elect PricewaterhouseCoopers SA as the Company’s statutory auditor for the fiscal year 2021.

10.	Approval of the Compensation of the Board of Directors and the Executive Committee

10.1	Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2022 Annual General Meeting

The Board of Directors proposes to approve a maximum aggregate amount of compensation for the members of the Board of Directors of USD 5,000,000 for the period from the 2021 Annual General Meeting to the 2022 Annual General Meeting.

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Explanations

The compensation for the Board of Directors and its committees is comprised of cash board fees and participation in the Company’s long term equity incentive plan. Our current Board of Directors is made up of eleven members and may increase to twelve, subject to the election of Viviane Monges to the Board of Directors by the shareholders. Our Chairman is paid both board fees and fees as an advisor to the Company, both of which are included in the maximum aggregate amount. Additional information on the compensation model for the Board of Directors may be found in the 2020 Compensation Report.

10.2	Approval of the maximum aggregate amount of fixed compensation of the Executive Committee for 2022

The Board of Directors proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 7,100,000 for the fiscal year 2022.

Explanations The fixed compensation for the twelve members of the Executive Committee is comprised of annual salary, as well as social security and pension contributions, paid by the Company.

10.3	Approval of the maximum aggregate amount of variable compensation of the Executive Committee for 2021

The Board of Directors proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 26,500,000 for the current fiscal year 2021.

Explanations

The variable compensation for the twelve members of the Executive Committee is comprised of annual cash bonus payments and participation in the Company’s long term equity incentive plan, including stock options and RSUs. The proposal assumes the Company pays the maximum target bonus which is 150% of target. The target ranges are between 30%-60% of base salary.

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Organizational Information

1.	Admission to the 2021 Annual General Meeting

As a result of the COVID-19 pandemic, the 2021 Annual General Meeting of ADC Therapeutics SA will be held without the personal attendance of shareholders. Accordingly, voting rights may only be exercised through the Independent Proxy, as set out below. In-person attendance of shareholders at the 2021 Annual General Meeting will not be possible.

2.	Eligibility to Vote

Shareholders registered as shareholders with voting rights in the share register maintained by our transfer agent, Computershare Trust Company N.A. (Computershare), as of April 21, 2021, at 4:00 p.m. New York time (the Record Date), will be entitled to vote at the 2021 Annual General Meeting. Shareholders who sell their shares prior to the 2021 Annual General Meeting will not be able to vote. Shareholders who purchase shares between the Record Date and the conclusion of the 2021 Annual General Meeting will not be able to vote those shares at the 2021 Annual General Meeting.

Our Articles of Association provide that, if an individual or legal entity acquires shares and, as a result, directly or indirectly, has (alone or in concert with other parties) voting rights with respect to more than 15% of the share capital recorded in the Commercial Register, the shares exceeding the 15% limit shall be entered in the share register as shares without voting rights. If shares are being held by a nominee for third-party beneficiaries that control (alone or together with third parties) voting rights with respect to more than 15% of the share capital, the Board of Directors may cancel the registration of the shares with voting rights held by such nominee in excess of the 15% limit. Shareholders who held more than 15% prior to our initial public offering remain registered with voting rights for such shares.

These restrictions on registration or voting do not impact the trading of shares before, during or after the 2021 Annual General Meeting.

3.	2021 Annual General Meeting Notice and Voting Materials

Shareholders registered as shareholders with voting rights in the share register on the Record Date (Holders of Record) will receive the 2021 Annual General Meeting notice (the Notice) directly from Computershare. The Notice will contain access information for the Computershare portal, by which Holders of Record may give voting instructions and authorization to the Independent Proxy, as well as information on voting by phone or by mail.

Shareholders holding their shares on the Record Date through their broker or bank (Street Name Holders) are unknown to the Company or Computershare. Street Name Holders should be able to vote on the portal designated by their broker or bank. Street Name Holders will only be able to give instructions and authorization to the Independent Proxy via the portal designated by their broker or bank and should therefore contact their broker or bank or its designated agent about how to do so.

Shareholders may order a copy of this Invitation to the 2021 Annual General Meeting and a proxy card as indicated in the Notice. This Invitation to the 2021 Annual General Meeting can also be accessed at http://www.envisionreports.com/ADCT.

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4.	Voting Instructions to the Independent Proxy

Voting rights can only be exercised through the Independent Proxy, Mr. Martin Habs, Esq., notary public, Lausanne, Switzerland. Shareholders may give voting instructions and authorization to the Independent Proxy via Computershare prior to the 2021 Annual General Meeting.

The Independent Proxy will be physically present at the 2021 Annual General Meeting in order to vote on behalf of the shareholders from whom Computershare has received valid instructions and authorization.

Voting Instructions by Holders of Record

The Company recommends that Holders of Record give voting instructions and authorization to the Independent Proxy electronically through the Computershare portal with the individual shareholder number (QR Code), or via phone. To do so, Holders of Record should follow the instructions given in the Notice.

Holders of Record may also give voting instructions and authorization to the Independent Proxy through Computershare by mail, using a proxy card. Holders of Record may order a copy of this Invitation to the 2021 Annual General Meeting and a proxy card as indicated in the Notice. Holders of Record should send their filled out and signed proxy card to Computershare at one of the following addresses:

By Mail: Computershare Investor Services P.O. Box 505005 Louisville, KY 40233-5005 United States of America	By Overnight Delivery: Computershare Investor Services 462 South 4th Street, Suite 1600 Louisville, KY 40202 United States of America

Electronic voting instructions, voting instructions via phone and proxy cards must be received by Computershare no later than June 7, 2021, at 11:59 p.m. EDT / June 8, 2021, at 5:59 a.m. CEST.

Once received by Computershare, voting instructions may not be changed by the shareholders. Should Computershare receive voting instructions from the same shareholder both electronically and in writing, only the electronic instructions will be taken into account.

Voting Instructions by Street Name Holders

Street Name Holders who would like to give voting instructions and authorization to the Independent Proxy electronically should follow the instructions of their broker or bank or its designated agent and should use the portal designated by their broker or bank.

Street Name Holders should observe the deadlines to submit voting instructions and authorizations that are set in the instructions of their broker or bank or its designated agent.

5.	Shareholder questions

As personal attendance at the 2021 Annual General Meeting is not permitted, shareholders entered in the share register with voting rights may submit questions to the Company ahead of the 2021 Annual General Meeting by sending an e-mail to the address as set out below.

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6.	Record of Resolutions

A record of the resolutions taken by the 2021 Annual General Meeting will be available for inspection after the meeting at the Company’s registered office at Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland, and will be published on the Company’s website at https://ir.adctherapeutics.com/.

7.	Annual Report

The Annual Report for the fiscal year 2020 (including the 2020 Management Report, the Annual Financial Statements, the Consolidated Financial Statements, the Compensation Report and the Auditors’ Reports) is available to the shareholders for inspection as from the date of the Notice at the Company’s headquarter at Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland. The Annual Report will be mailed on request free of charge to any shareholder. The Annual Report is also available electronically on the Company’s website at https://s24.q4cdn.com/575174480/files/doc_presentations/2021/03/Annual-Report-2020.pdf.

Contact Address

ADC Therapeutics SA

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

Investor Relations:
Amanda Hamilton

Phone: +1 917-288-7023
ir@adctherapeutics.com

http://www.adctherapeutics.com

Epalinges, April 14, 2021

ADC Therapeutics SA

For the Board of Directors
/s/ Ron Squarer
Ron Squarer Chairman of the Board of Directors

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